United States securities and exchange commission logo





                               January 10, 2022

       Eric Gravengaard
       Chief Executive Officer
       Athena Bitcoin Global
       1332 N. Halsted St. Suite 403
       Chicago, IL 60642

                                                        Re: Athena Bitcoin
Global
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
3, 2021
                                                            CIK No. 0001095146

       Dear Mr. Gravengaard:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please provide an organizational chart outlining your corporate structure and illustrating the relationships of
the various entities discussed throughout the filing. This chart also should illustrate the
states or countries of incorporation of the various legal entities and various affiliations
that exist.
   2. We note your disclosure that you entered into agreements with the Department of
                                                        Treasury of El Salvador
to install and operate 200 Chivo Bitcoin ATMs in El Salvador, 10
                                                        Chivo Bitcoin ATMs at
El Salvador consulates in the U.S. and 45 Chivo Bitcoin ATMs in
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
January 10,NameAthena
            2022       Bitcoin Global
January
Page 2 10, 2022 Page 2
FirstName LastName
         other U.S. locations. Please revise to disclose whether all of these ATMs have been installed and are currently being operated by you or provide an anticipated timeline for installation and operation. In addition, please expand your disclosure to describe your ongoing operating responsibilities with respect to these ATMs.
3. We note your disclosure that pursuant to your agreements with the Department of
         Treasury of El Salvador you will develop and maintain a Bitcoin platform, which you refer to as the "Chivo Ecosystem," which is designed to support the Chivo digital wallet.
         Please expand your disclosure to provide greater details about this platform, the specific services that will be offered by the platform and describe your contractual responsibilities going forward with respect to the platform. In addition, please disclose the development status of this platform including the anticipated time to completion. Please disclose anticipated costs associated with developing this platform and whether you or the
         Department of Treasury of El Salvador will be responsible for such expenses. Please also clarify who will own and control the platform.
4. With respect to your agreements with the Department of Treasury to distribute 950 Chivo point-of-sale terminals for local businesses in El Salvador to process transactions with
         Bitcoin, please revise to clarify whether all 950 Chivo point-of-sale terminals have been distributed and, if not, disclose the anticipated timeline for distribution. In addition, please describe any ongoing obligations that you will have with respect to these point-of-
         sale terminals, if any.
5. Please revise your disclosure to specify the contract length for each of the specific services you are rendering to the Department of Treasury of El
Salvador.
6. We note your disclosure that you will sell intellectual property in software to the
         Department of Treasury of El Salvador. Please revise your disclosure in your Summary section to provide greater details regarding the intellectual property that you will sell.
7. We note your disclosure on page 58 that you began marketing your services under the brand "Athena Ruru." Please revise your Summary disclosure to clarify whether all of your offered services are provided under the brand "Athena Ruru."
8. For your white label service, which is comprised of maintaining ATMs and point-of-sale terminals to facilitate the exchange of digital assets for cash, and vice versa, by your customers with their counterparties, please provide more specificity regarding your ongoing obligations for your white label service. Please disclose whether the white label
         ATMs transact in digital assets that differ from the digital assets that Athena's ATMs or your OTC desk transact in.
Company Summary, page 2

9. We note that your response to comment 2 provides a breakdown of the volume of ATM transactions processed by the Company in recent periods. Please revise to disclose this information in your prospectus.
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
January 10,NameAthena
            2022       Bitcoin Global
January
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Summary Consolidated Financial Data, page 8

10. Please revise to include interim period financial information for the periods presented.
Risk Factors, page 10

11. We note your revisions to your risk factor disclosure in response to comment 4. As your risk factor disclosure appears to omit Ankr and Monero from the list of digital assets that you have facilitated transactions in, please revise to update or tell us why you have not included transactions for these digital assets in your disclosure.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 31

12. We note that the Company recognizes revenue on a net basis for white label services.
         Please address the following:
             Tell us and revise to explain how the company recognizes revenues on a net basis and related costs from ATMs and point-of sale (POS) terminals operated on behalf of customers. As part of your response, provide illustrative journal entries.
             Provide us with your ASC 606 gross vs. net accounting analysis, supporting the
             Company's conclusion to recognize on a net basis.
             Disclose where these ATMs and POS terminals are located.
             Tell us if there are any other arrangements, other than your white label services, that involve the use of third parties for the sale of cryptocurrency and if so, how you have evaluated those on a gross vs. net basis.
13. We note the disclosure indicates the Company does not control the service and is not responsible for fulfilling the exchange contract or establishing pricing at these ATMs and
         POS terminals. Please explain and describe who controls the service and is responsible for executing and fulfilling these transactions. In addition, tell us the Company's rights and performance obligations under the terms of the arrangement.
14. Please revise to explain the nature and terms of the agreement for the planned sale of intellectual property in software to the Department of Treasury of El Salvador which is expected to be completed by December 31, 2021. Also, address the accounting, under
         ASC 606, for the recognition of revenue under the agreement indicating the basis for recognizing the one-time fee upfront. Explain the performance obligations under the agreements in specific detail as it relates to the installation, operation and maintenance of the equipment; the development and maintenance of the software and Bitcoin platforms as well as the support of the GOES branded digital wallet.
How We Generate Revenue, page 32

15. For each of your revenue streams, please tell us and revise to provide a more fulsome explanation of the transactional process for both your ATM crypto asset sales and purchase activities. For example, identify the transactional activities and parties involved
 Eric Gravengaard
Athena Bitcoin Global
January 10, 2022
Page 4
         during each step of the process relating from the initial acquisition until they are sold to the customer and/or transferred to another presumably third party custodian. For each step, identify the following:
             the party that maintains ownership and control of the
cryptocurrency;
             when ownership or control is determined to have transferred;
             the sourcing of the cryptocurrency (i.e., directly from the Company or from a third party for your white label services);
             use or reliance on third parties at any stage of the process; whether the Company actively acquires cryptocurrency from other third parties and
              takes control of the asset in cases where the Company does not hold sufficient amount of cryptocurrency on hand;
             whether the Company acts as a custodian or holds any digital asset off balance sheet at any point in the processes;
             provide us with illustrative journal entries for each step of the process; and
             to the extent that there are agreements covering the terms of the purchase, sale or potential custody with third parties, file those agreements as exhibits.
16. For transactions in which the Company acquires the crypto asset from the customer in an
         ATM or POS transaction, please revise the disclosures to address the following:
             Explain how the crypto asset is transferred and at what point in time, to the Company from the customer.
             Explain at what value the crypto asset is recorded by the Company, indicating if a markup or markdown is included in the recorded value.
             Indicate if the crypto asset acquired is included with other digital assets owned by the
             Company and whether the asset is subject to the same impairment accounting policy before being resold to another customer.
17. We note your response to comment 11 explaining that crypto assets purchased from customers are held as inventory and the cost of purchasing those assets are recorded as cost of sales. Please address the following:
             Clarify whether the crypto assets purchased are classified as inventory or as an indefinite-intangible asset consistent with your policy on page F-12.
             Tell us the amount at which the crypto assets held are included on your balance sheet. For example, tell us whether the amount is reflective of the markdown price or the current value.
             Provide us with illustrative journal entries showing the transaction process and how they are recorded as cost of sales.
             Tell us whether any portion of this transaction is reflected in revenue.
Operating
FirstNameExpenses,    page Gravengaard
           LastNameEric    37
Comapany
18.        NameAthena
       Please             Bitcointhe
              revise to disclose   Global
                                     expected costs to be incurred in order to
perform under the
       agreements  entered
January 10, 2022 Page 4     into with the government of El Salvador.
FirstName LastName
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
January 10,NameAthena
            2022       Bitcoin Global
January
Page 5 10, 2022 Page 5
FirstName LastName
Financial Condition, page 42

19. Please revise to provide a discussion addressing the nature and payment terms of the accounts receivable and the reasons for the increase at September 30. 2021. Also, indicate if any payments were made on the accounts receivable after September 30, 2021.
20. Please revise to provide a specific and thorough discussion of the nature, terms, and
         parties to the    revenue contracts    for which advances were
received and have provided the
         Company with operating resources and liquidity.
Liquidity and Capital Resources, page 43

21. We note your response to comment 14; however, it is unclear as to where the Company has addressed the comment in its entirety. Please revise to provide a clear and concise discussion of the working capital requirements needed to enter into
the Company   s
         required buying and selling of crypto asset inventories to support the customer requested order fulfillment activities received through both ATM and phone transactions.
22. Please address how the Company monitors the real time notification and activities of customer requests for the purchases and sales of crypto assets and how this equates to the
         Company   s buying and selling activities in order to maintain
sufficient inventory of crypto
         assets on hand to meet customer demand. Also, address whether the Company has ever not had sufficient crypto assets in inventory, in order execute customer transactions, and if not, the steps taken to perform execution.
Loan Agreement with the Company's Director and Shareholder, page 44

23. Please revise to disclose the amount outstanding under the borrowing restructuring agreement with Mr. Komaransky.
The Business
Expansion of Business Operations in El Salvador
Business Operations, page 57

24. Please revise to disclose the amount of the one-time installation fee for operating the 200
         Bitcoin ATMs and developing and maintaining the Chivo Ecosystem. In addition, disclose the expected recurring monthly service and maintenance fees to be received for these services and the contractual periods over which these revenues will be recognized.
Contracts with government of El Salvador
Loan from Banco Hipotecario, page 58

25. Please revise to disclose how the expected loan proceeds will be utilized.
Letter of Intent with Vakano Industries, page 58

26. We note your disclosure that you have entered into a letter of intent for the purchase and
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
January 10,NameAthena
            2022       Bitcoin Global
January
Page 6 10, 2022 Page 6
FirstName LastName
         sale of certain assets of XPay. Please revise your disclosure to describe with greater specificity the assets that you intend to acquire pursuant to this agreement. In addition, we note your disclosure that the purchase price is comprised of $3 million in cash and the issuance of 270 million of the Company's shares of common stock which are subject to vesting over a three-year period based on consulting services to be provided by Mr.
         Lozano. Please revise to provide greater details regarding this purchase price. Please provide an approximate dollar value of the 270 million shares and explain the terms of vesting over a three-year period, including describing the consulting services that will be provided by Mr. Lozano. To the extent you have an agreement with Mr. Lozano regarding consulting services, please refer to Item 601 of Regulation S-K and file it as an exhibit.
Certain Relationships and Related Party Transactions
Company's Transactions with Mr. Weinhaus, page 79

27. We note your revised disclosure in response to comment 26 that the Company terminated its oral agreement with Advisory Fx LLC as of October 15, 2021. However, we note that you have not disclosed the terms of such agreement and any related transactions that occurred prior to October 15, 2021. Please provide all disclosure required by Item 404 of
         Regulation S-K and the time periods in Instruction 2 to Item 404(d). Additionally, it appears that this agreement could constitute an oral contract that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K if the underlying contract were in writing. Therefore, please either provide a written description of the agreement and file it as an exhibit to the registration statement or tell us why you are not required to do so. See
         Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations for
         guidance.
Selling Shareholders, page 81

28. We note your revised disclosure on page 84 in response to comment 27 that to your knowledge, none of the Selling Shareholders is a registered broker-dealer or an affiliate of a broker-dealer, with the exception of Michael Savini and Michael Fleishman, both of whom you have identified as registered brokers. Please revise to address the following:
             Please explain the basis for your knowledge (e.g., whether you received representations regarding broker-dealer affiliations from each of the Selling
             Shareholders).
             Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter unless the broker-dealer received the securities as compensation for underwriting activities.
             Accordingly, please revise your disclosure regarding Michael Savini and Michael
             Fleishman as appropriate.
Condensed Consolidated Balance Sheet, page F-2

29.      Please revise to disclose    crypto assets held    as indefinite-lived
intangible assets.
 Eric Gravengaard
Athena Bitcoin Global
January 10, 2022
Page 7
Condensed Consolidated Statement of Cash Flows, page F-5

30. We note that the line item for "crypto assets held" appears to represent the net change of the amount on the balance sheet, which appears to encompass noncash charges such as loss from theft of bitcoin or impairment. Please revise to reflect the following:
             Disaggregate and present a separate line item for noncash expenses (i.e., loss on theft, impairment, etc.) as adjustments to net loss;
             Disaggregate other noncash transactions, such as other payments, transfers or expenses paid with digital assets, on a separate line item; and
             For portions of debt or borrowings repaid with bitcoin or other digital assets, tell us where this is included in the statement of cash flows and disclose it within the supplemental disclosure of cash flow information for each period presented.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-8

31. Please revise to disclose here and in your critical accounting policies on page 46 your impairment accounting policy for the crypto assets owned by the Company from the date of acquisition until the date of disposal. Also, disclose the amount of impairments recognized during each of the periods presented.
Note 11. Crypto Assets Held, page F-22

32. Please revise to include the rollforward of activity (i.e., supplementally provided in response to comment 31) as it relates to crypto assets purchased, sold, impaired and lost, etc., within the notes to the financial statements for the periods presented.

33. In addition, please reconcile the information presented in the table to the information presented in the condensed consolidated statement of operations and comprehensive income as it relates to revenues, cost of revenues and operating expenses for the periods presented.
34. Please revise to reconcile the cost information in the table to amounts disclosed on the
         balance sheet for    crypto assets held    for the periods presented.
35. Please revise to address the nature of the transactions in which bitcoin is utilized for
            expenses and other uses   . Address whether the first-in, first-out
method of accounting is
         utilized and appropriate under GAAP, in these transactions as well as for the repayment of borrowings.
Note 13. Commitments
FirstName  LastNameEric  and Contingencies, page F-23
                           Gravengaard
Comapany
36.        NameAthena
       Please             Bitcointhe
              revise to disclose   Global
                                     resources available to pay the remaining
balance owed in
Januaryregard to the
        10, 2022     XPay
                  Page 7 acquisition as well as the accounting treatment to be followed.
FirstName LastName
 Eric Gravengaard
FirstName  LastNameEric
Athena Bitcoin Global Gravengaard
Comapany
January 10,NameAthena
            2022       Bitcoin Global
January
Page 8 10, 2022 Page 8
FirstName LastName
       You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Robert Klein,
Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance